Exhibit 99.1

COMPANY ANNOUNCEMENT

(ASX: ATH, NASDAQ: ATHE)

RESULTS OF ANNUAL GENERAL MEETING

Friday, 11th November 2022

The Company wishes to advise that all resolutions contained in the Notice of Meeting were carried by poll.

In accordance with ASX Listing rule 3.13.2 and Section 251AA(1) of the Corporations Act 2001, the following page provides information in relation to the proxy votes received for each resolution considered by Members of the Company at the Annual General Meeting held today.

The Chairman voted undirected proxies in his control in favour of all resolutions.

On behalf of the Board

Phillip Hains

Company Secretary

Alterity Therapeutics Limited

Level 3, 62 Lygon Street, Carlton		Telephone: 61 3 9824 5254
Victoria Australia 3053		Facsimile: 61 3 9822 7735

Alterity Therapeutics Limited
Annual General Meeting
Friday, 11 November 2022 Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy dose)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Tvne	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain*	Carried/ Not Carried
1 Non-binding resolution to adopt Remuneration Report	Ordinary	212,121,028 93.79%	12,039,215 5.32%	2,019,647 0.89%	12,192,200	214,140,675 94.68%	12,039,225 5.32%	12,192,200	Carried
2 Re-Election of Director - Mr. Brian Meltzer	Ordinary	235,773,122 95.41%	9,095,160 3.68%	2,255,114 0.92%	10,475,720	238,947,357 96.33%	9,095,160 3.67%	10,475,720	Carried
3 Approval to refresh and amend 2004 ASX Plan	Ordinary	213,822,822 93.29%	13,353,360 5.83%	2,013,647 0.88%	11,562,047	215,836,469 94.17%	13,353,360 5.83%	11,562,047	Carried
4 Approval to refresh and amend 2018 ADS Plan	Ordinary	215,112,595 93.58%	12,744,600 5.54%	2,020,114 0.88%	10,992,587	217,132,709 94.46%	12,744,610 5.54%	10,992,587	Carried
5 Approval of 10% Placement Issue	Special	235,361,107 91.87%	18,807,375 7.34%	2,013,647 0.79%	2,230,527	238,293,865 92.68%	18,807,385 7.32%	2,230,527	Carried
6 Amendment of Company constitution	Special	238,259,074 92.96%	16,018,028 6.25%	2,032,647 0.79%	2,148,267	241,210,832 93.77%	16,018,038 6.23%	2,148,267	Carried
7 Ratification of prior issue of shares	Ordinary	239,926,221 93.69%	14,132,568 5.52%	2,013,647 0.79%	2,335,600	242,858,979 94.50%	14,132,578 5.50%	2,335,600	Carried

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.

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Level 3, 62 Lygon Street, Carlton		Telephone: 61 3 9824 5254
Victoria Australia 3053		Facsimile: 61 3 9822 7735